GROSVENOR CAPITAL MANAGEMENT, L.P.
900 North Michigan Avenue
Suite 1100
Chicago, IL  60611

As of September 12, 2018

HEDGE FUND GUIDED PORTFOLIO SOLUTION
 c/o 900 North Michigan Avenue
Suite 1100
Chicago, IL  60611

Re: Expense Limitation Agreement for Class I Shares

With reference to (i) the Advisory Agreement dated as of June 19, 2018, by and between Grosvenor Capital Management, L.P. (the “Adviser”) and Hedge Fund Guided Portfolio Solution (the “Fund”), we hereby agree as follows:

 1. The Adviser will, subject to possible reimbursement by the Fund as described below, waive fees or pay or absorb expenses of Class I Shares of the Fund to the extent necessary to limit the ordinary operating expenses of Class I Shares of the Fund, not including the advisory fee, investment-related costs and expenses (including AFFE), taxes, interest and related costs of borrowing, brokerage commissions, payments to certain financial intermediaries for providing servicing, sub-accounting, recordkeeping and/or other administrative services to the Fund, and any extraordinary expenses of Class I Shares of the Fund, to 0.80% per annum of the Class I Shares’ average monthly net assets.  In consideration of the Adviser’s agreement to limit the Fund’s Class I Shares’ expenses, Class I Shares will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of this limitation, for a period not to exceed three years from the time the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts.  Recoupment will be made as promptly as possible, but will be limited to the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment.  This Agreement shall remain in effect until July 31, 2019, and will terminate unless renewed by the Adviser.

2. During the periods covered by this letter agreement, the expense limitation arrangement set forth above may only be modified by a majority vote of the trustees who are not “interested persons” of the Fund (as defined under the Investment Company act of 1940, as amended (the “1940 Act”)).

3. We understand and intend that you will rely on this undertaking in preparing and filing amendments to the Registration Statement on Form N-2 for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit you to do so.

Very truly yours,

GROSVENOR CAPITAL MANAGEMENT, L.P.

By: /s/ Girish S. Kashyap
Name: Girish S. Kashyap
Title:  Managing Director

ACCEPTED AND AGREED TO ON BEHALF OF:

HEDGE FUND GUIDED PORTFOLIO SOLUTION

By: /s/ Scott J. Lederman
Name: Scott J. Lederman
Title: President and Chief Executive Officer